UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Net Element, Inc.	90-1025599	001-34887
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
3363 NE 163rd Street, Suite 705		North Miami Beach	FL	33160	305	507-8808
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Steven Wolberg	Officer	3363 NE 163rd Street, Suite 705	North Miami Beach	FL	33160

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Network I Financial Securities 75 Jackson Avenue Suite 100 Syosset, NY 11791		21,948	82,414	4,111,082	12/05/19	NASDAQ

INSTRUCTIONS:

1.	(a) Name of issuer	3.	(a) Title of the class of securities to be sold
	(b) Issuer’s I.R.S. Identification Number		(b) Name and address of each broker through whom the securities are intended to be sold
	(c) Issuer’s S.E.C. file number, if any		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) Issuer’s address, including zip code		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e) Issuer’s telephone number, including area code		(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, asshown by the most recent report or statement published by the issuer
2.	(a) Name of person for whose account the securities are to be sold		(f) Approximate date on which the securities are to be sold
	(b) Such person’s relationship to the issuer (e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)		(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s address, including zip code
(d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	07/25/14	Exchange of interests in TOT Group for the shares of common stock of the Issuer.	Net Element, Inc.	6,272	07/25/14	In consideration for exchange of TOT Group interests for the Issuer's shares.
Common Stock	12/10/14	Award of shares	Net Element, Inc.	1,657	12/10/14	Award
Common Stock	12/10/14	Award of shares	Net Element, Inc.	448	12/10/14	Award
Common Stock	09/11/15	Purchase	Net Element, Inc.	3,571	09/11/15	Cash
Common Stock	06/13/16	Award of shares	Net Element, Inc.	10,000	06/13/16	Award

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A - None	N/A - None	N/A - None

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to  the person for whose account the securities are to be sold but also as to all other persons included  in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:  The person for whose account the securities to which this notice relates are to be sold  hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publiclydisclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

December 5, 2019	/s/ Steven Wolberg
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)